MANHATTAN MINERALS CORP.

NEWS RELEASE

January 29, 2003                                                                                                                              Toronto Stock Exchange
                                                                                                                                                         Trading Symbol: MAN

PRO-DEVELOPMENT PETITION WITH 15,000 SIGNATURES SUBMITTED

Manhattan Minerals Corp. is pleased to confirm that on January 28, 2003, the coordinator of the Tambogrande Development Committee submitted a petition with the signatures of over 15,000 registered voter citizens of the district of Tambogrande supporting project development.

This petition supports an expeditious review of the company’s environmental impact assessment that was submitted to the government on December 9, 2002, and responsible  project development.  This civic group has submitted this petition to the President of the Congressional Environmental Commission, during a meeting convened by the congresswoman and attended by representatives of the Tambogrande Development Committee, the Ministry of Energy and Mines, the Front of Defense of Tambogrande and Manhattan Minerals.

In comparison, the current mayor of the district of Tambogrande was elected on November 17, 2002 with an officially registered result of 7,122 votes.

For further information please contact,

Lawrence Glaser

Tel: (604) 669-3397

Chairman & CEO

www.manhattan-min.com